Exhibit (a)(1)

RADIANT SYSTEMS, INC.

OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 11:59 P.M., EASTERN TIME ON DECEMBER 30, 2004,

UNLESS THE OFFER IS EXTENDED

We are offering all of our employees below Director level the opportunity to exchange outstanding stock options to purchase shares of our common stock granted under our Amended and Restated 1995 Stock Option Plan (the “Option Plan”) for new options we will grant under the Option Plan.

For options with exercise prices of less than or equal to $15.00 per share, the new options will be exercisable for one share of our common stock for every two shares of our common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options will be exercisable for one share of our common stock for every three shares of our common stock issuable upon exercise of a surrendered option.

The exercise price of the new options will be equal to the last reported sale price of our common stock during regular trading hours as reported by the Nasdaq National Market on the grant date. The new options will become exercisable in three equal annual installments beginning on the first anniversary of the date of grant and will expire on the fifth anniversary of the grant date, or earlier in the event of the termination of your employment.

We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange. If you wish to exchange options, you do not need to surrender all of your eligible options. However, any eligible option that you elect to surrender must be surrendered in full. In addition, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the date we commenced this offer which have an exercise price lower than the exercise price of any other options being tendered.

We are making this offer upon the terms and conditions described in the enclosed materials, including those we describe in Section 6 of this document. This offer is not conditioned upon a minimum number of options being surrendered for exchange.

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “RADS.” On December 1, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $6.60 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

The date of this Offer to Exchange is December 2, 2004.

IMPORTANT

If you wish to tender your options for exchange, you must complete and sign the attached Letter of Transmittal Form in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us no later than 11:59 p.m., Eastern Time on December 30, 2004, at Radiant Systems, Inc., Attention: Corporate Benefits, 3925 Brookside Parkway, Alpharetta, Georgia 30022 or fax it and any required documents to us at (770) 754-7773. The Letter of Transmittal Form must be used to participate; instructions via e-mail message will not be accepted.

We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related Letter of Transmittal Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

ADDITIONAL INFORMATION

Documents related to this offering are posted at http://portal.radiant.com/sites/OEP. You should direct additional questions about this offer or requests for assistance to Radiant Systems, Inc., Attention: Corporate Benefits, 3925 Brookside Parkway, Alpharetta, Georgia 30022, telephone: (770) 576-6350, facsimile: (770) 754-7773 and e-mail: corporatebenefits@radiantsystems.com.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
CERTAIN RISKS OF PARTICIPATING IN THE OFFER		7
Risks Related to the Exchange Offer		7
Risks Related to our Business		7
THE OFFER		8
1.	Number of Options; Expiration Date	8
2.	Purpose of the Offer	9
3.	Procedures for Tendering Options	11
4.	Withdrawal Rights	12
5.	Acceptance of Options for Exchange and Issuance of New Options	13
6.	Conditions of the Offer	13
7.	Price Range of Common Stock Underlying the Options	15
8.	Source and Amount of Consideration; Terms of New Options	15
9.	Information Concerning Radiant Systems, Inc.	18
10.	Interests of Directors and Officers; Transactions and Arrangements
	Concerning the Options	22
11.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer	22
12.	Legal Matters; Regulatory Approvals	23
13.	Material U.S. Federal Income Tax Consequences	23
14.	Certain Tax Consequences for Australia-Based Employees	25
15.	Extension of Offer; Termination; Amendment	25
16.	Fees and Expenses	26
17.	Additional Information	26
18.	Forward Looking Statements; Miscellaneous	27

Schedule A — Information Concerning the Directors and Executive Officers of Radiant Systems, Inc.		A-1

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying Letter of Transmittal Form because the information in this summary is not complete, and additional important information is contained in the remainder of this document and the Letter of Transmittal Form. We have included references to the relevant sections in this document where you can find a more complete description of the topics in this summary.

What options are we offering to exchange?

We are offering to exchange stock options held by eligible employees that are outstanding under our Option Plan for new options to be issued under the Option Plan. (See Section 1.)

Who is eligible to participate in the offer?

The offer is available to all employees who hold stock options, except Director-level employees and above (which include Directors, Senior Directors, Vice Presidents, Senior Vice Presidents and Executive team members). (See Section 1.) As of November 30, 2004, outstanding options to purchase 1,964,804 shares of our common stock were held by non-Director-level employees.

Why are we making the offer?

Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer employees a valuable incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. The option exchange gives employees an opportunity to reprice options by exchanging current option grants for future option grants. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our common stock on the grant date, and (2) vest in one-third increments on each of the first three anniversary dates of the grant date, we intend to provide our employees with the benefit of owning options that over time may have potential to increase in value, create performance incentives for employees and thereby maximize shareholder value. (See Section 2.)

What are the conditions to the offer?

The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

Are there any eligibility requirements I must satisfy after the expiration date of the offer to receive the new options?

To receive a grant of new options pursuant to the offer and under the terms of the Option

Plan, you must be an employee of Radiant or one of our subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the tendered options accepted for exchange. If, for any reason, you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. (See Section 5.)

How many new options will I receive in exchange for my tendered options?

For options with exercise prices of less than or equal to $15.00 per share, the new options will be exercisable for one share of our common stock for every two shares of our common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options will be exercisable for one share of our common stock for every three shares of our common stock issuable upon exercise of a surrendered option.

Options tendered for exchange will be replaced with options to be granted under our Option Plan, unless prevented by law or applicable regulations. All new options will be subject to a new option agreement which will be in substantially the same form as the option agreement or agreements attached as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by us with the Securities and Exchange Commission on December 2, 2004. You must execute the new option agreement in order to receive new options.

If I choose to tender options for exchange, do I have to tender all my options?

You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular grant. In other words, no partial tenders of any particular option grant may be made. In addition, you will be required to tender all option grants that you received during the six months immediately prior to the date we commenced this offer that have an exercise price lower than the exercise price of any other options to be tendered. For example, if you received an option grant in September 2004 with an exercise price of $4.25 per share and a grant in August 2001 at an exercise price of $8.75 per share and you want to tender your August 2001 option grant, you will also be required to tender your September 2004 grant for exchange. (See Section 1.)

When will I receive my new options?

We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we cancel the tendered options accepted for exchange on December 30, 2004, the business day following the scheduled expiration date, the grant date of the new options will be on or about July 1, 2005. However, if you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. (See Section 5.)

Why won’t I receive my new options immediately after the expiration date of the offer?

If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. (See Section 5.) By deferring the grant of the new options for at least six months and a day, we believe we will not have to record such a compensation expense.

If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

We have determined not to grant options to any non-Director-level employees for the foreseeable future other than through the exchange offer. In addition, if you tender options in the exchange and you are promoted to Director-level, you will not be eligible to receive additional options until your replacement options are granted.

Will I be required to give up all my rights to the cancelled options?

Yes. Once we have accepted options tendered by you, your options will be cancelled and you will no longer have any rights under those options. (See Section 5.)

What will the exercise price of the new options be?

The exercise price of the new options will equal the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. However, because we will not grant new options until at least six months and one day after the date we cancel tendered options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. (See Section 8.)

When will the new options vest?

Regardless of the vesting schedule of any options that you elect to exchange, the new options you receive will become exercisable in three equal annual installments beginning on the first anniversary of the grant date. Even if the options you tender are fully or partially vested, the new options you receive will be subject to the new three-year vesting period described above.

Does the commencement of a new vesting period under the new options mean that I would have to wait a longer period before I can purchase common stock under my options?

Potentially. Because any new options you receive will not be vested, you will lose the benefits of any vesting under options you tender in the offer. As described above, no portion of the new options we grant will be immediately vested, even if the eligible options you tender for exchange are fully or partially vested. The vesting schedule of the new options will not begin until the grant date of those options. Because the new options will not begin vesting until the grant date, which is at least six months and a day after the date we cancel tendered options, you generally will not be able to purchase our common stock upon exercise of any of the new options until at least one year after the new grant date.

What if we enter into a change of control or similar transaction?

We are reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. (See Section 2.)

Will I have to pay taxes if I exchange my options in the offer?

If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. income tax purposes as a result of the exchange. Neither the tender of your options nor the grant of new options should, under current law, result in income for U.S. income tax purposes. If you are an Australian resident employee of Radiant or one of our subsidiaries and you exchange your options pursuant to the offer, the circumstances will vary on whether the exchange will be a taxable event to you. We recommend that you consult with your own tax adviser to determine the tax consequences of tendering options pursuant to this offer. (See Sections 13 and 14.)

If your current options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the tax laws on the date of the grant. Among other requirements, for options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the stock subject to the option as of the grant date. The excess value is deemed to be subject to a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current tax laws.

What happens to options that I choose not to tender or that are not accepted for exchange?

Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule.

When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

The offer expires on December 30, 2004, at 11:59 p.m., Eastern Time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (See Section 15.)

How do I tender my options?

If you decide to tender your options, you must deliver, before 11:59 p.m., Eastern Time, on December 30, 2004, a properly completed and duly executed Letter of Transmittal Form and any other documents required by the Letter of Transmittal Form to Radiant Systems, Inc., Attention: Corporate Benefits, 3925 Brookside Parkway, Alpharetta, Georgia 30022 (facsimile: (770) 754-7773). We will only accept a paper copy or a facsimile copy of your executed Letter of Transmittal

Form. The Letter of Transmittal Form must be used to participate; instructions via e-mail message will not be accepted.

If the offer is extended by us beyond December 30, 2004, you must deliver these documents before the extended expiration of the offer.

We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (See Section 5.)

During what period of time may I withdraw previously tendered options?

You may withdraw your tendered options at any time before 11:59 p.m., Eastern Time, on December 30, 2004. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. You also may withdraw your tendered options after the expiration of 40 business days from the commencement of the offer (that is, January 28, 2005) if we have not yet accepted the options for payment. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options.

Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the offer. (See Section 4.)

What do we and our board of directors think of the offer?

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. (See Section 10.)

Who should I contact if I have questions about the offer?

For additional information or assistance, view information at http://portal.radiant.com/sites/OEP, or contact:

Radiant Systems, Inc.

Attention: Corporate Benefits

3925 Brookside Parkway

Alpharetta, Georgia 30022

telephone: (770) 576-6350

facsimile: (770) 754-7773

e-mail: corporatebenefits@radiantsystems.com

CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including those described below. This list briefly highlights some of the risks and is necessarily incomplete. You should carefully consider these and other risks and we encourage you to speak with an investment and tax adviser as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the rest of this document, along with the accompanying documents before deciding to participate in the exchange offer. The list of risks does not include certain risks that may apply to employees who live and work outside of the United States; again, we urge you to read Section 14 of this offer to exchange, which discusses tax consequences in Australia, as well as the rest of the offer to exchange and related documents for a fuller discussion of the risks which may apply to you.

Risks Related to the Exchange Offer

If the stock price increases after your tendered options are cancelled, your cancelled options might have been worth more than the new options that you have received in exchange for them.

For example, if you cancel options with an exercise price of $8.00, and our stock appreciates to $12.00 when the new option grants are made, your option will have a higher exercise price than the cancelled option.

If your employment terminates prior to the grant of the new option, you will receive neither a new option nor the return of your cancelled option.

Once your option is cancelled, it is gone for good. Accordingly, if your employment terminates for any reason prior to the grant of the new option, you will have the benefit of neither the cancelled option nor the new option. The offer does not involve any guarantee of employment for any period.

The term of your replacement option may be shorter than the term of your existing option.

The options that we are offering to exchange generally had an original ten-year term, subject to earlier termination in the event of the termination of the option holder’s employment. The replacement option will have the same early termination provisions, but will have an initial term of five years. Accordingly, depending on when your options were granted, if you participate in this exchange offer, your new options may expire earlier than your existing options would have expired.

If we enter into a change of control transaction, you may not receive new option grants.

We reserve the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. We will not grant new options to you if we are prohibited by applicable law or regulations (such as SEC rules, regulations or policies or Nasdaq requirements).

Risks Related to our Business

For information on where to find a description of risks related to our business, please see Section 18 of this document.

THE OFFER

1.	Number of Options; Expiration Date.

We are offering our employees, below Director level, the opportunity to exchange outstanding options to purchase shares of our common stock for new options that we will grant under our Amended and Restated 1995 Option Plan. (the “Option Plan”) We are making this offer upon the terms and subject to the conditions described in this document and the accompanying Letter of Transmittal Form (which together, as they may be amended from time to time, constitute the “offer”).

For options with exercise prices of less than or equal to $15.00 per share, the new options will be exercisable for one share of our common stock for every two shares of our common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options will be exercisable for one share of our common stock for every three shares of our common stock issuable upon exercise of a surrendered option. These exchange ratios are subject to appropriate adjustment in the event of any stock splits or similar events. No options to purchase fractional shares will be issued. Instead, all options will be rounded to the nearest whole share.

The exercise price of the new options will be the fair market value of our common stock on the grant date, which will be determined as the last sale price during regular trading hours of our common stock on the Nasdaq National Market the day of the grant of the new options. The new options will become exercisable in three equal annual installments beginning on the first anniversary of the grant date and will expire on the fifth anniversary of the grant date, or earlier in the event of the termination of your employment.

We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. If you tender options for exchange, we will grant you new options under the terms of the Option Plan and a new option agreement between us and you.

This offer is not conditioned upon a minimum number of options being tendered by employees. You may tender options for all or part of the shares of common stock subject to your options as long as you tender in full options under any particular grant. In addition, if you tender an option grant for exchange, you will be required to also tender for exchange any option grants that you received during the six months immediately prior to the date we commenced this offer with an exercise price lower than the exercise price of any other options being tendered. If you attempt to tender some of your options but do not include all of the options granted to you during the six months immediately prior to the date we commenced this offer with an exercise price lower than the exercise price of any other options being tendered, your entire tender will be rejected. In addition, this offer is subject to conditions which we describe in this document.

As of November 30, 2004 options to purchase 6,863,889 shares of our common stock were issued and outstanding under the Option Plan. Of these options, options to purchase 1,964,804 shares of our common stock were held by employees eligible to participate in this offer. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 29% of the total shares of common stock issuable upon exercise of all options outstanding under the Option Plan as of November 30, 2004.

All options accepted by us pursuant to this offer will be cancelled, and employees will have no further rights with respect to such cancelled options.

The offer will expire at 11:59 p.m., Eastern Time, on December 30, 2004, although we may, in our discretion, extend the period of time during which the offer will remain open. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

•	We increase or decrease the amount of consideration offered for the eligible options;

•	We decrease the number of options eligible to be tendered in the offer; or

•	We increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

If the offer is scheduled to expire at any time earlier than the 10th business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, we will extend the offer so that the offer is open at least 10 business days following the publication, sending or giving of notice.

We will also notify you of any other material change in the information contained in this document.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2.	Purpose of the Offer.

We issued or assumed the options outstanding under the Option Plan for the following purposes:

•	To encourage and enable our employees to acquire or increase their holdings of common stock and other proprietary interest in us, in order to promote a closer identification of their interests with those of Radiant and our shareholders and to encourage participants to enhance the efficiency, soundness, profitability, growth and shareholder value of Radiant; and

•	To encourage our employees to continue their employment with us.

Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer our employees an incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize shareholder value.

Our stock price could increase (or decrease) between the date of this offer and the date we intend to grant the new options, due to a change of control transaction or other factors or events, and the exercise price of the new options, if awarded, could be higher (or lower) than the exercise price of eligible options you elect to have cancelled as part of this offer. As outlined in Section 8, the exercise price of any new options granted to you in return for your tendered options will be at the fair market value of our common stock on the date of that grant. You will be at risk of any such increase in our stock price during the period prior to the grant date of the new options for these or any other reasons.

We are also reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	Any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	Any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	Any other material change in our corporate structure or business;

•	Our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

•	Our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	The suspension of our obligation to file reports pursuant to Section 13 of the Exchange Act;

•	The acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

•	Any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisers.

You must make your own decision whether to tender your options for exchange.

3.	Procedures for Tendering Options.

Proper Tender of Options. To validly tender your options pursuant to the offer, you must, in accordance with the terms of this offer to exchange and the Letter of Transmittal Form, properly complete, sign and deliver to us the Letter of Transmittal Form, or a facsimile or scan thereof, along with any other required documents. We will only accept a properly executed paper copy or a facsimile or scanned copy of your Letter of Transmittal Form and any other required documents. We will not accept instructions by e-mail message. We must receive all of the required documents at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attention: Corporate Benefits (facsimile: (770) 754-7773), before the expiration date. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

A copy of the Letter of Transmittal Form has been distributed with this document.

The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your options will not be considered tendered until we receive them. We will not accept delivery by e-mail.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder, which if we waive for any option holder we will waive for all option holders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of your options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Subject to our rights to extend, terminate and amend the offer, we currently expect that promptly after the expiration of the offer we will accept all properly tendered options that have not been validly withdrawn.

4.	Withdrawal Rights.

You may only withdraw your tendered options in accordance with the provisions of this Section 4.

You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. Further, you may withdraw your tendered options after the expiration of 40 business days from the commencement of the offer (that is, January 28, 2005) if we have not yet accepted the options.

To validly withdraw tendered options, you must deliver to us at the address or facsimile number set forth in Section 3 a notice of withdrawal with the required information, while you still have the right to withdraw the tendered options. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements evidencing such options.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

To validly change your election regarding the tender of options but continue to elect to tender some of your options, you must deliver a new Letter of Transmittal Form at the address or facsimile number set forth in Section 3. If you deliver a new Letter of Transmittal Form, it will replace any previously submitted Letter of Transmittal Form, which will be disregarded.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will we incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.	Acceptance of Options for Exchange and Issuance of New Options.

Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. Subject to the terms and conditions of this offer, if your options are properly tendered and accepted for exchange, these options will be cancelled as of the date of our acceptance and you will be granted new options on or about the first business day that is at least six months and a day after the date we cancel the options accepted for exchange. If we cancel options accepted for exchange on December 30, 2004, you will be granted new options on or about July 1, 2005, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange.

For options with exercise prices of less than or equal to $15.00 per share, the new options will be exercisable for one share of our common stock for every two shares of our common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options will be exercisable for one share of our common stock for every three shares of our common stock issuable upon exercise of a surrendered option. No options to purchase fractional shares will be issued. Instead, all options will be rounded to the nearest whole share.

If you are not an employee of Radiant Systems, Inc. or one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. This means that if you die or quit or we terminate your employment, with or without cause, prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we cancelled. Nothing in the terms of this offer or the Option Plan requires us to continue your employment for any specified period of time.

We will take any actions we deem necessary to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange.

For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.	Conditions of the Offer.

Notwithstanding any other provisions of this offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after December 2, 2004 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

•	Any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Radiant or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

•	Any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(1)	Make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

(2)	Delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options; or

(3)	Materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

•	Any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

•	A tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

•	Any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.	Price Range of Common Stock Underlying the Options.

Our common stock is quoted on the Nasdaq National Market under the symbol “RADS.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
2004
Fourth Quarter (through December 1, 2004)	$6.60	$4.22
Third Quarter	$4.55	$3.88
Second Quarter	$6.08	$4.10
First Quarter	$8.29	$4.90
2003
Fourth Quarter	$8.40	$6.13
Third Quarter	$6.84	$5.20
Second Quarter	$7.66	$6.00
First Quarter	$10.25	$6.75
2002
Fourth Quarter	$11.87	$8.28

As of December 1, 2004, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $6.60 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

8.	Source and Amount of Consideration; Terms of New Options.

Consideration. We will issue new options to purchase common stock under the Option Plan in exchange for outstanding eligible options properly tendered and accepted for exchange by us. For options with exercise prices of less than or equal to $15.00 per share, the new options will be exercisable for one share of our common stock for every two shares of our common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options will be exercisable for one share of our common stock for every three shares of our common stock issuable upon exercise of a surrendered option. These exchange ratios are subject to appropriate adjustment in the event of any stock splits or similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 982,442 shares of our common stock. The options subject to this offer to exchange represent approximately 29% of the total options outstanding under our Option Plan as of November 30, 2004.

Terms of New Options. The new options will be issued under the Option Plan. A new option agreement will be entered into between us and each option holder who has tendered options in the offer. The new option agreements will be substantially the same as the form option agreements filed as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO that we filed with the SEC on December 2, 2004. Except with respect to the exercise price, the date the vesting begins, the vesting period and certain other terms specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The material terms of the Option Plan are described below. Because we will not grant new options until at least six months and a day after the date we cancel the tendered options, the new options may have a higher exercise price than some or all of the tendered options.

The following description summarizes the material terms of the Option Plan and the options granted under the Plan. This description is only a summary, and may not be complete. For complete information please refer to the copies of the Option Plan and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also view documents at http://portal.radiant.com/sites/OEP or contact us at Radiant Systems, Inc., Attention: Corporate Benefits, 3925 Brookside Parkway, Alpharetta, Georgia 30022 (telephone: (770) 576-6350, facsimile: (770) 754-7773 and e-mail: corporatebenefits@radiantsystems.com) to request copies of the Option Plan or the forms of the new option agreements, which will be provided at our expense.

General Information. The Option Plan provides the maximum number of shares issuable pursuant to the exercise of options currently may not exceed 13,000,000 shares.

The Option Plan permits the granting of options intended to qualify as incentive options under the Code and the granting of options that do not qualify as incentive options.

Administration. The Option Plan is administered by the compensation committee of our board of directors. The compensation committee is composed of a majority of “nonemployee directors” as defined in Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. The members of the compensation committee are appointed from time to time by our board of directors and may be removed at any time by the board. Vacancies in the compensation committee are filled by the board.

Term. Under the Option Plan, the term of each option will be determined by the compensation committee and may generally not exceed 10 years from the date of grant (or five years with respect to 10% shareholders). The new options to be granted pursuant to the offer will have a term of five years, subject to early termination in the event of the termination of the option holder’s employment. Unless your option agreement otherwise provides, options granted pursuant to the Option Plan are subject to the following termination provisions. Options will terminate following the termination of your employment for any reason other than disability or death, unless the options are exercised, to the extent that they were exercisable immediately before such termination, before the earlier of (i) three months following your termination or (ii) the end of the option period. In the event that the termination of your employment is by reason of disability or death while you are an employee, you, or your executors, administrators, legatees or distributees of your estate, may exercise your options to the extent that they were exercisable on the date of your employment termination, before the earlier of (i) the end of the 12-month period after your termination; or (ii) the end of the option period.

Exercise Price. The exercise price of each option will be determined by the compensation committee. In the case of an incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of our common stock on the grant date. For 10% shareholders, the exercise price of an incentive stock option may not be less than 110% of the fair market value of a share of common stock on the date the option is granted. The exercise price of the new options to be granted pursuant to the offer will be equal to the fair market value (or in the case of a 10% shareholder, 110% of the fair market value) of our common stock on the grant date, which will be determined by the last reported sale price during regular trading hours of our common stock on the Nasdaq National Market on the grant date.

Vesting and Exercise. The compensation committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The new options granted pursuant to the offer generally will become exercisable in one-third increments on each of the first three anniversary dates of the grant date.

Payment of Exercise Price. You may exercise your options by delivery of a written notice to us on any business day at the address listed on your exercise notice, which specifies the number of shares for which the option is being purchased and which is accompanied by payment in full of the purchase price. The permissible methods of payment of the option exercise price generally are the following:

•	cash;

•	delivery of shares of our common stock which have been owned by the option holder for no less than six months and otherwise are acceptable to the compensation committee; or

•	a combination of these methods as elected by you.

Amendment of the Option Plan. Our board may amend or terminate the Option Plan at any time and in any manner, subject to certain restrictions.

No Shareholder Rights. A participant shall have no shareholder rights with respect to the shares of our common stock subject to his or her outstanding options until such shares are purchased in accordance with the provisions of the Option Plan.

Transferability of Options. Incentive options are not transferable other than by will or the laws of intestate succession. Nonqualified options granted under the Option Plan are not transferable other than by will or the laws of intestate succession, except as may be permitted by the compensation committee in a manner consistent with the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”). In addition, options (except in the case of a permitted nonqualified option transfer) may be exercised during your lifetime only by you or your guardian or legal representative.

Registration of Option Shares. All shares of common stock issuable upon exercise of options under the Option Plan, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

Tax Consequences. You should refer to Sections 13 and 14 for a discussion of the U.S. and Australian federal income tax consequences of accepting or rejecting the new options under this offer to exchange. Whether you are an employee based inside or outside of the United States, we recommend that you consult with your own tax adviser to determine the tax consequences of this transaction under the laws of the country in which you live and work.

Our statements in this offer to exchange concerning the Option Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our Option Plan and the form of option agreement under the Option Plan. Please refer to copies of the Option Plan and the new option agreement that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also refer to documents that are posted at http://portal.radiant.com/sites/oep, or contact Corporate Benefits at Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022 (telephone: (770) 576-6350) to receive copies of the Option Plan and the form of option agreement thereunder. We will promptly furnish you copies of these documents at our expense.

9.	Information Concerning Radiant Systems, Inc.

Business

We provide innovative store technology for the foodservice, petroleum, convenience store and cinema industries. We deliver site management systems, including point-of-sale (POS), self-service kiosk, and back-office systems. Our site management solution includes software products, site hardware, professional services and support services. Each product can be purchased independently or as a suite of integrated products depending on the customer’s individual preferences.

We offer best-of-breed solutions designed for ease of integration with operators’ existing infrastructures. Our site management technology enables retail and food service operators to improve customer service and profitability. We believe our approach to site management is unique in that our product solutions provide visibility and control at the site, field, and headquarters levels. Additionally, we focus on addressing the unique requirements of the highly specialized environments in which our customers operate. These environments require a high degree of reliability, specialized functionality, and peripheral compatibility. Using our point-of-sale, customer self-service and back-office technology, businesses are able to improve their speed of service, reduce fraud and shrink, optimize labor resources, and effectively manage inventory. Our full line of open, standards-based site management hardware allows operators to leverage advance technology built specifically for the environment that they operate in.

We believe our current generation of point-of-sale and customer self-service products, which utilize Microsoft Windows 2000, Windows XP, Windows XP Embedded, and Windows CE operating systems, represents an innovative platform based on an open, modular software and hardware architecture that offers increased functionality and stability compared to other systems in the marketplace, at a lower total cost of ownership.

The Radiant Solution

Our site management solution is tailored to the unique requirements of the markets of the retail and food service industries that we serve, such as petroleum and convenience stores, quick service restaurants, table service restaurants, and cinemas. We believe that our site management solutions provide unique value and are easy to implement. Assuming the site is using an existing technology system, it typically requires less than one week to install our system and a few hours to train individual users. Depending on the customer’s particular needs, we can provide an entire suite of integrated products or the customer can purchase these products individually.

Point-of-Sale

We build and deliver open point-of-sale technology for petroleum and convenience store, food service, and cinema businesses. With ten years experience in providing touch-screen systems for the retail and food service industries, our point-of-sale systems increase speed and quality of service, minimize user training, and provide mission-critical reliability. The point-of-sale systems can be integrated with our back-office system or other third party back-office applications. Our point-of-sale software runs on IBM, NCR, PAR, WincorNixdorf, and our hardware. At the same time, our point-of-sale hardware supports our Point-of-Sale software and third-party point-of-sale software products that adhere to open standards. Our point-of-sale terminals offer an open architecture, retail-hardened design, comprehensive support and return-to-service programs, and run on Windows CE, Windows XP, Windows XP Embedded, and Windows 2000.

Customer Self-Service (CSS)

Within many markets of the retail and food service industry, customer self-service has emerged as a preferred ordering and transaction method. We have an easy to use, consumer-activated system that allows a consumer to purchase tickets, place a food order, pay with a credit card, make inquiries, and view promotions through the use of a touch screen application. The software development environment and authoring tools allow various media such as video clips, logos, pictures, and recordings to be quickly integrated into a consumer-friendly application.

We believe customer self-service kiosks allow food service and cinema operators to accelerate speed of service, increase revenues through suggestive up-selling, increase order accuracy, capture consumer information at the point-of-sale, increase labor productivity, and respond quickly to changing consumer preferences. Our Customer Self-Service products help operators create a uniform and repeatable approach to customer service while improving revenue.

Back-Office Systems—Legacy

Our back-office software provides operators with the capabilities to manage employees and inventory, automate daily reports, analyze costs, and forecast results. Additionally, these systems provide the means for operators to easily gather point-of-sale and management information including current sales monitoring.

Headquarters-Based Management Systems—Legacy

Our headquarters-based management systems permit convenience store operators to manage individual sites from headquarters including inventory management, price book management, purchasing and receiving, decision support tools and reporting.

Professional Services

The integration, design, implementation, application and installation of technology solutions are critical to our ability to effectively market our solutions. The following is a summary of some of the professional services we provide:

•	Consulting. Business consultants, systems analysts and technical personnel assist customers in all phases of systems development, including systems planning and design, customer specific configuration of application modules and on-site implementation or conversion from existing systems. Directors in our consulting organization typically have significant consulting or retail technology experience. Our consulting personnel undergo extensive training in retail operations and our products. Consulting services typically are billed on a per diem basis.

•	Customization. We provide custom application development work for customers billed on a project or per diem basis. All customization remains our property.

•	Training. We have a formal training program available to our customers, which is provided on a per diem rate at our offices or at the customer’s site.

Our principal executive offices are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and our telephone number at that address is (770) 576-6000.

Financial Information

The financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2003 and quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004 are incorporated herein by reference. See “Additional Information” below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

The following table summarizes certain of our historical consolidated financial data.

	Year Ended December 31,
(in thousands, except per share data)	2003	2002	2001	2000	1999
Statement of Operations Data:
Revenues:
System sales	$47,320	$81,432	$71,268	$79,987	$91,946
Client support, maintenance and other services	64,449	64,725	60,711	48,057	37,720

Total revenues	111,769	146,157	131,979	128,044	129,666
Cost of revenues:
System sales	28,785	43,348	38,799	39,620	46,001
Impairment of capitalized software and acquired software technology	17,626	—	—	—	—
Client support, maintenance and other services	43,906	39,000	38,043	37,356	29,989

Total cost of revenues	90,317	82,348	76,842	76,976	75,990

Gross profit	21,452	63,809	55,137	51,068	53,676
Operating expenses:
Product development	15,714	14,470	11,234	11,030	11,125
Sales and marketing	16,708	21,141	19,718	12,720	12,302
Depreciation and amortization	4,319	4,997	9,643	7,706	6,057
Impairment of TriYumf asset	10,589	—	—	—	—
Impairment of goodwill	6,172	—	—	—	—
Non-recurring charges	1,179	—	1,244	—	—
General and administrative	13,377	12,791	15,056	15,818	13,204

(Loss) income from operations	(46,606)	10,410	(1,758)	3,794	10,988
Interest income, net	605	754	1,513	5,760	1,613

(Loss) income before income taxes	(46,001)	11,164	(245)	9,554	12,601
Income tax provision	1,730	4,623	183	2,773	4,992

Net (loss) income	$(47,731)	$6,541	$(428)	$6,781	$7,609

Basic (loss) income per share (1)	$(1.71)	$0.24	$(0.02)	$0.24	$0.31

Diluted (loss) income per share (1)	$(1.71)	$0.23	$(0.02)	$0.23	$0.28

Weighted average shares outstanding:
Basic (1)	27,835	27,753	27,726	27,294	24,630

Diluted (1)	27,835	28,995	27,726	29,791	27,519

	December 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Working capital	$44,529	$66,201	$55,205	$70,882	$65,947
Total assets	92,704	145,256	125,162	131,261	111,999
Long-term debt and shareholder loan, including current portion	136	1,151	1,610	—	4,355
Shareholders’ equity	66,923	114,710	103,614	108,387	85,935

(1)	On April 1, 2000 the Company effected a 3-for-2 stock split. All historical shares and weighted average shares have been restated to account for this split.

The ratio of earnings to fixed charges for the years ended December 31, 2002 was approximately 124x, and was computed by dividing earnings (income from continuing operations before income taxes and extraordinary gain, adjusted for fixed charges) by fixed charges. Fixed charges included interest incurred on long-term debt and the interest factor deemed to be included in lease expense. For the year ended December 31, 2003, the Company incurred significant pretax losses. Consequently, earnings during this period were not sufficient to cover our fixed charges which totaled approximately $60,000 for the twelve months ended December 31, 2003. For the nine months ended September 30, 2004, the ratio of earnings to fixed charges (of approximately $775,000) was 0.94x.

The book value of our common stock as of September 30, 2004 was $2.43.

10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

A list of our directors and executive officers is attached to this document as Schedule A. As of November 30, 2004, our executive officers and directors as a group beneficially owned options outstanding under the Option Plan to purchase a total of 2,090,570 shares of our common stock, which represented approximately 30% of the shares subject to all options outstanding under the Option Plan as of that date. None of these stock options are eligible to be tendered in the offer.

There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by us or, to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries, except (1) ordinary course purchases by employee participants under our Employee Stock Purchase Plan, and (2) ordinary course grants of stock options to employees who are not executive officers.

11.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the Option Plan and for issuance upon the exercise of such new options or the grant of other stock-based awards. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further shareholder action, except as required by applicable law, regulation or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by this offer because:

•	we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange;

•	the exercise price of all new options will equal the market value of the common stock on the date we grant the new options;

•	we will require any option holder who tenders options in the offer to tender all options that he or she received during the six months immediately prior to the date on which the offer expires if those options have an exercise price lower than the exercise price of the options he or she tendered in the offer; and

•	we will defer the grant of any other options to which an option holder who tendered options in the offer may be entitled until after the date on which we grant the new options.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of an exchange of options pursuant to the offer. This discussion is based on the Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. This summary assumes that no option holder has paid any consideration for any options.

We believe that the exchange of outstanding incentive or nonqualified stock options for new options will be treated as a non-taxable exchange and that you will not be required to recognize income for U.S. federal income tax purposes either at the time you tender your existing options for exchange or at the date of grant of the new options.

If you tender incentive stock options and those options are accepted for exchange, the new options will be granted as incentive stock options to the maximum extent they qualify. Among other requirements, for options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the fair market value of the stock subject to the option as of the grant date. Any excess value is deemed to be subject to a non-qualified stock option.

U.S. Federal Income Tax Consequences for Outstanding Incentive Stock Options. Under the provisions of Section 422 of the Code, you will not recognize taxable income on the grant to you or the exercise by you of an incentive stock option. You will be taxed only when the stock acquired upon exercise of the incentive stock option is sold or otherwise disposed of in a taxable transaction. If at the time of the sale or disposition you have held the shares for the required holding period (the later of (i) two years from the date the option was granted or (ii) one year from the date of the transfer of the shares to you upon exercise of the option), you will recognize long-term capital gain or loss, as the case may be, based upon the difference between the exercise price and the net proceeds of the sale. However, if you dispose of the shares before the end of the required holding period, you will recognize ordinary income on the disposition in an amount equal to the lesser of (a) the amount of gain on the sale or other disposition; or (b) the amount by which the fair market value of the shares on the date of exercise exceeded the option exercise price, with any excess gain being capital gain, long-term or short-term, depending on whether or not you had held the shares for more than one year on the date of the sale or disposition. If at the time of exercise the option is no longer eligible for treatment as an incentive stock option (e.g., because the option is exercised more than three months after your employment with Radiant terminates, unless the termination results from death or disability), the option will be considered a nonqualified stock option, and the exercise of the option will result in the tax consequences described below. The references above to capital gain or loss treatment assume that you hold the option shares as a capital asset. A sale or other disposition which results in your recognition of ordinary income will also result in a corresponding income tax deduction for Radiant.

Despite the deferral of regular income tax liability provided by incentive stock options, the excess of the fair market value of shares acquired through the exercise of an incentive stock option over the exercise price is taken into account in computing alternative minimum taxable income. As a result, the exercise of an incentive stock option could result in the imposition of an alternative minimum tax liability.

U.S. Federal Income Tax Consequences of Nonqualified Stock Options. Under current law, you generally do not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

The subsequent sale by you of shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares at the time of option exercise. The capital gain or loss will be treated as long-term capital gain or loss if you held the shares for more than one year following exercise of the option.

We strongly recommend that you consult your own tax adviser with respect to the federal, state and local tax consequences of participating in the offer.

14.	Certain Tax Consequences for Australia-Based Employees.

If you are an Australian resident employee the exchange of options will be an event which may require you under the Australian Income Tax provisions to calculate whether any assessable income arises from the exchange of the options.

Options issued under the Option Plan are ‘qualifying rights’ for Australian Income Tax purposes. How the Australian Income Tax law will apply if you exchange your options, is dependant upon whether you elected to be assessed in the year of grant for the discount benefit arising from the grant of the options. If you did not make the election there would not have been any discount benefit included in your assessable income in the year of grant. The inclusion of the discount being delayed until the year of exercise of the option.

Where you elected to include the discount as income in the year of grant there should not be any amount required to be included in your assessable income from the disposal of the options. It is likely a capital loss equal to the amount included in your assessable income will be created during the year of the exchange of the options.

If you did not make the election then the exchange of the options will be the time at which the discount is required to be calculated. If the exercise price of the options disposed of is not at least twice the market price of the common stock, then for Australian taxation purposes an amount is likely to be included in your assessable income as a result of the disposal of the options.

The replacement options to be received by you under the exchange of options program will be ‘qualifying rights’ for Australian Tax purposes. Upon the receipt of the replacement options you will be permitted to delay the time at which you are required to include the discount benefit on the replacement options to a later tax year. Alternatively, you may make the election to have the discount calculated at the time of issue and to have the discount included in your assessable income for the year of grant of the options.

The summary as to how the Australian Tax laws may apply to you cannot be taken to be complete advice due to the complexity of the taxation laws. You should therefore considering obtaining your own independent advice as to the operation of the Australian Tax laws.

15.	Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion at any time and from time to time, to extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.	Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange. You will be responsible for any expenses incurred by you in connection with your election to participate in this offer, including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this offer.

17.	Additional Information.

This document is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits and any amendments, and the following materials that we have filed with the SEC before deciding whether to tender your options:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; and

(c)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 27, 1997.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room at 450 Fifth Street, N.W., Room 1024,Washington, D.C. 20549.

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Radiant Systems, Inc.

Attention: Corporate Benefits

3925 Brookside Parkway

Alpharetta, Georgia 30022

Telephone: (770) 576-6350

Facsimile: (770) 754-7773

E-mail: corporatebenefits@radiantsystems.com

between the hours of 9:00 a.m. and 4:00 p.m., Atlanta, Georgia local time. As you read the documents listed above, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information about Radiant contained in this offer to exchange should be read together with the information contained in the documents to which we have referred you.

18.	Forward Looking Statements; Miscellaneous.

This offer to exchange and our SEC reports referred to above contain certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this offer to exchange, the words “estimate,” “project,” “intend,” “believe” and “expect” and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this offer to exchange, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans.

These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, those found in our Annual Report on Form 10-K for the year ended December 31, 2003, which risks are incorporated herein by reference.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the related Letter of Transmittal Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SCHEDULE A

INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS

OF RADIANT SYSTEMS, INC.

The directors and executive officers of Radiant Systems, Inc. and their positions and offices as of December 2, 2004, are set forth in the following table:

Name	Positions and Offices Held
Alon Goren	Chairman of the Board and Chief Technology Officer

John H. Heyman	Chief Executive Officer and Director

Mark E. Haidet	Chief Financial Officer

Andrew S. Heyman	Chief Operating Officer

Carlyle M. Taylor	President – Radiant Computer Products

James S. Balloun	Director

John H. Heyman	Director

J. Alexander Douglas, Jr.	Director

Michael Z. Kay	Director

Alon Goren	Director

The address of each director and executive officer is: c/o Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022.

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